Magda El Guindi-Rosenbaum +1.202.373.6091 mer@morganlewis.com

VIA EDGAR

October 27, 2017

Valerie J. Lithotomos, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:      AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Ms. Lithotomos:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to comments relating to the Trust’s Post-Effective Amendment No. 118 (“PEA No. 118”) filed on August 29, 2017. For ease of reference, set forth below are your comments followed by the Trust’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 118.

1.	Comment. Please note that the SEC staff would like to see the completed fee table and expense example in advance of the effective date.

Response. The Trust represents that the completed fee table and expense example are provided below:

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	0.30%
DISTRIBUTION (12b-1) FEES	0.00%
OTHER EXPENSES	0.20%
ACQUIRED FUND FEES AND EXPENSES(a)	0.01%
TOTAL ANNUAL OPERATING EXPENSES	0.51%
FEE WAIVER/EXPENSE REIMBURSEMENT(b)	-0.15%
TOTAL ANNUAL OPERATING EXPENSES AFTER FEE WAIVER/EXPENSE REIMBURSEMENT	0.36%

(a) Total Annual Operating Expenses and Total Annual Operating Expenses After Fee Waiver/Expense Reimbursement in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include Acquired Fund Fees and Expenses, which represent the Fund’s pro rata share of the fees and expenses of the exchange-traded funds in which it invests.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004 +1.202.739.3000

United States +1.202.739.3001

October 27, 2017

(b) AdvisorShares Investments, LLC (the “Advisor”) has contractually agreed to waive its fees and/or reimburse expenses to keep net expenses (excluding amounts payable pursuant to any plan adopted in accordance with Rule 12b-1, interest expense, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses) from exceeding 0.35% of the Fund’s average daily net assets for at least one year from the date of this Prospectus. The expense limitation agreement may be terminated without payment of any penalty (i) by the Trust for any reason and at any time and (ii) by the Advisor, for any reason, upon ninety (90) days’ prior written notice to the Trust, such termination to be effective as of the close of business on the last day of the then-current one-year period.

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
AdvisorShares Sage Core Reserves ETF	$37	$148	$270	$626

2.	Comment. Please confirm that the expense examples will only reflect the expense cap for one year.

Response. The Trust so confirms.

3.	Comment. The Fund’s principal investment strategies disclosure seems vague. Please expand it to be more direct regarding the Fund’s investments.

Response. The Trust represents that it has added disclosure regarding the Fund’s investments.

4.	Comment. Disclosure in the prospectus suggests that the Fund employs leverage as part of its principal investment strategy, but leverage is not discussed in the principal investment strategy disclosure. If accurate, please explain how the Fund will leverage, describe in the summary section, and add a corresponding risk factor and associated costs to the fee table as applicable.

Response. The Trust represents that the Fund does not employ leverage as part of its principal investment strategy.

5.	Comment. Please list the different types of derivatives in which the Fund may invest and disclose their attendant risks.

Response. The Trust confirms that the two types of derivatives in which it may invest are listed in the principal investment strategy and represents that it has clarified the disclosure accordingly.

6.	Comment. With respect to financial services sector risk, please add a specific reference to that sector in the principal investment strategy.

Response. The Trust confirms that it has added the requested disclosure.

7.	Comment. Please confirm that interest rate risk is disclosed.

Response. The Trust confirms that interest rate risk is disclosed as part of fixed income securities risk.

October 27, 2017

8.	Comment. Please confirm whether securities underlying the Fund are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the Fund’s shares. In addition, please note that this could in turn lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response. The Trust confirms that certain securities underlying the Fund may be traded outside of a collateralized settlement system and represents that it has added the requested disclosure.

9.	Comment. With respect to the net asset value calculation disclosure, per Form N-1A, please disclose that, where all or a portion of the Fund’s underlying securities trade in a market that is closed when the market in which the Fund’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the Fund’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response. The Trust represents that, per Item 11(a)(3), Instruction 2, of Form N-1A, it has added disclosure clarifying that, because the Fund may invest in securities that are primarily listed on foreign exchanges that may trade on weekends or other days when the Fund does not price its shares, the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

10.	Comment. The Statement of Additional Information includes disclosure regarding CLOs, CBOs, etc. Please confirm that these investments are not principal or disclose them in the prospectus.

Response. The Trust confirms that investing in CLOs, CBOs and similar investments is not a principal investment strategy of the Fund.

* * * * *

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum